December 20, 2006

VIA EDGAR

To: United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention: Michele M. Anderson

RE: Registrant Name: Audiostocks, Inc. (the “Company”)

Dear Ms. Anderson:

Pursuant to Rules 460 and 461 of the Securities Act of 1933, the Company hereby requests an acceleration of the effective date of the amended Audiostocks, Inc. Form SB-2 filed with the Securities and Exchange Commission (the “Commission”) on December 19, 2006 (the “SB-2”). We hereby request the SB-2 have an effective date and time of December 22, 2006 at 2:00 p.m. Pacific Standard Time.

The Company hereby acknowledges the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
The Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or concerns, please feel free to contact me at 949-310-6720.

Kindest professional regards,

/s/ Philip L. Morgan
__________________________________
Audiostocks, Inc.